Exhibit (e)(13)

RESTRICTIVE COVENANT AND COMPENSATION RECOVERY AGREEMENT

This RESTRICTIVE COVENANT AND COMPENSATION RECOVERY AGREEMENT (this “Agreement”) is entered into as of February __, 2022, by and among Stryker Corporation, a Michigan corporation (“the Corporation”) and _________, an individual (“Covenantor”).

RECITALS

A. The Corporation, Vocera Communications, Inc. (“Vocera”) and Voice Merger Sub Corp. (“Merger Sub”) the other parties thereto have entered into that certain Agreement and Plan of Merger, dated as of January 6, 2022 (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which the Corporation shall make a tender offer (the “Tender Offer”), to purchase all the outstanding shares of common stock, par value $0.0003 per share, of Vocera (the “Shares”), at a price per Share of $79.25, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement, and, following consummation of the Tender Offer and on the terms and subject to the conditions set forth in the Merger Agreement, to merge the Merger Sub with and into Vocera, with Vocera continuing as the surviving corporation in the merger (the “Merger”).

B. Covenantor owns a substantial number of Shares of Vocera and will derive a substantial and direct benefit from the transactions contemplated by the Merger Agreement, and Covenantor has agreed to enter into this Agreement in order to protect the value of the businesses of Vocera.

C. Covenantor has obtained and developed extensive and valuable knowledge and confidential information concerning the business of Vocera.

D. Covenantor, in the course of conducting the business of Vocera, has also developed on behalf of Vocera significant goodwill that is now a significant part of the value of Vocera. This goodwill extends throughout the Restricted Territory.

E. The Corporation wishes to protect its investment in the assets, business and goodwill of Vocera, including the confidential and proprietary information possessed by Covenantor, and which Covenantor acknowledges possessing, by restricting the activities of Covenantor that might compete with or harm such assets, business or goodwill. The Corporation intends to employ Vocera’s confidential and proprietary information and goodwill in extending Vocera’s business throughout the Restricted Territory.

F. In connection with Covenantor’s duties with Vocera, Covenantor has had access to, been provided with and/or prepared and created confidential and proprietary business information and trade secrets belonging to Vocera.

G. In connection with the closing of the Merger, Covenantor will or may become entitled to payment of the Merger Consideration (as defined in the Merger Agreement) in respect of each share of Company Common Stock (as defined in the Merger Agreement) underlying Covenantor’s award(s) of Company PSUs (as defined in the Merger Agreement) in exchange for the cancellation of such Company PSUs that are held by Covenantor as of immediately prior to the closing of the Merger, as determined pursuant to Section 2.10(c) of the Merger Agreement (the “Company PSU Payment”).

G. The effectiveness of this Agreement is contingent upon the Closing and, if such Closing does not occur, this Agreement shall not take effect, and shall be null and void.

AGREEMENT

In consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Incorporation of Definitions; Effectiveness.

1.1 For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

1.2 This Agreement shall only be effective from and after the Closing.

2. Certain Definitions.

2.1 “Restricted Business” means any business that competes with the Vocera business as it exists as of the date of the Closing, which includes all products, services and mobile applications related to Vocera’s software platform, wearables and devices, and product support and services. For avoidance of doubt, “Restricted Business” includes, but is not limited to, any business producing, developing or marketing products, services, or applications and/or preparing to produce, develop or market products, services, or applications that compete with and/or are used for the same purpose as or in connection with the following: (i) clinical communication and workflow solutions products such as Vocera Communication Platform, Vocera Badge and Smart Badge; (ii) clinical subscription services and mobile applications such as Vocera’s voice communication and secure text messaging, Engage, Vina, Ease, and Edge; and (iii) implementation, development or deployment of Vocera product maintenance and support.

2.2 “Restricted Period” means three (3) years from the date of this Agreement.

2.3 “Restricted Territory” shall mean: the United States; provided, however, that if a court determines such a geographic scope is unenforceable, Restricted Territory shall mean the states of any geographic area where Vocera products or services were sold or proposed to be sold at any time during the twenty-four (24) month period preceding the termination of Covenantor’s employment ; provided, however, that if a court determines such a geographic scope is unenforceable, Restricted Territory shall mean within a 50-mile radius of any Vocera office or location where the Restricted Business is conducted.

3. Restrictive Covenants

3.1 Non-Competition. During the Restricted Period, the Covenantor shall not, directly or indirectly, form or assist others in forming, be employed by, render services of an executive, employee, employee, consultant, contractor, agent, or otherwise or otherwise engage in, or own any ownership interest in any Person engaged in a business that competes with or Covenantor has knowledge of a current intent to compete with the Restricted Business within the Restricted Territory. Notwithstanding the foregoing, the above shall not apply to (i) the passive ownership of less than five percent (5%) of the outstanding stock of any publicly-traded corporation listed on a national stock exchange; (ii) the provision of services to or making investments in any investment funds that make investments in entities that may be engaged in the Restricted Business provided that Covenantor does not participate in the management of such entities or provide services relating to evaluating competing businesses for investment; or (iii) the provision of services to an entity that has a business unit or division that is engaged in the Restricted Business provided that Covenantor does not provide services to such business unit or division.

3.2 Non-Solicitation of Employees. During the Restricted Period, the Covenantor shall not, directly or indirectly, solicit, hire, employ, or otherwise engage as an employee, independent contractor, or otherwise, any individual who is an officer, director, management level employee or other employee of Vocera as of the date of this Agreement; provided, that nothing herein shall prohibit the Covenantor and his affiliates from (i) general solicitations of employment not specifically directed at such individuals or (ii) soliciting, hiring or employing any individual who either was involuntarily terminated by the Corporation or has not been an employee of Vocera during the six (6) month period prior to the date of such solicitation hire or employment.

3.3 Non-Solicitation of Customers. During the Restricted Period, the Covenantor shall not, directly or indirectly, solicit the business of any current, prospective or past (within the last three (3) years) customers of Vocera to provide services similar or related to the Restricted Business.

3.4 Non-Disparagement. During the Restricted Period, the Covenantor agrees, for himself or any other Person acting on his behalf, to not, directly or indirectly, make any statement or release any information to any Person, or encourage any Person to make any statement or release any information to any other Person, that is designed to embarrass, criticize or otherwise disparage Vocera, the Corporation or any of its affiliates; provided, however, that such restrictions shall not apply to any (i) confidential communications with any Governmental Entity, or (ii) non-public communications with such Covenantor’s affiliates or Representatives.

3.5 If at any time any of the provisions of these Sections 3.1, 3.2, 3.3 and 3.4 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area or scope of activity, or otherwise, then these Sections 3.1, 3.2, 3.3 and 3.4 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and the parties expressly agree that this Agreement, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein. Without limiting the foregoing, if the length of the Restricted Period is determined to be unacceptable under applicable Law in any applicable jurisdiction, the Restricted Period shall be modified in relation to such jurisdiction as determined by a court or other agency of competent jurisdiction or statute, as applicable, to be of the maximum length permitted under Law in such jurisdiction.

3.6 Confidential Information.

3.7 During the Restricted Period, the Covenantor shall not, directly or indirectly, disclose to any Person any Company Information except as required by Law or as otherwise directed by the Corporation. If the Covenantor is required by Law to disclose any Company Information, the Covenantor shall promptly notify the Corporation in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and the Covenantor shall cooperate with the Corporation to preserve the confidentiality of such information consistent with such applicable legal requirement.

3.8 For purposes of this Agreement, the term “Company Information” means know-how, trade secrets, and technical, business and financial information and any other non-public information in any way learned by, disclosed to, or developed by the Covenantor during his employment with the Corporation, including, but not limited to (a) prices, renewal dates and other detailed terms of customer or supplier contracts and proposals; (b) information concerning the Corporation’s customers, clients, referral sources and vendors, and potential customers, clients, referral sources and vendors, including, but not limited to, names of these entities or their employees or representatives, preferences, needs or requirements, purchasing or sales histories, or other customer or client-specific information; (c) supplier and distributor lists; (d) pricing policies, methods of delivering services and products, and marketing and sales plans or strategies; (e) products, product know-how, product technology and product development strategies and plans; (f) employees, personnel or payroll records or information; (g) forecasts, budgets and other non-public financial information; (h) acquisitions, divestitures, expansion plans, management policies and other business strategies; (i) inventions, research, development, manufacturing, purchasing, finance processes, technologies, machines, computer software, computer hardware, automated systems, methods, engineering, marketing, merchandising, and selling; and (j) information belonging to third parties which has been disclosed to the Corporation in confidence. Company Information shall not include information that is or becomes part of the public domain, such that it is readily available to the public, through no fault of the Covenantor.

3.9 Defend Trade Secrets Act. Pursuant to 18 U.S.C. § 1833(b), the Covenantor will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret of the Corporation or Vocera that (i) is made (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to the Covenantor’s attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If the Covenantor files a lawsuit for retaliation by the Corporation for reporting a suspected violation of law, the Covenantor may disclose the trade secret to the Covenantor’s attorney and use the trade secret information in the court proceeding, if Covenantor (i) files any document containing the trade secret under seal, and (ii) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

3.10 Permitted Disclosures. Nothing in this Agreement or any other agreement by and between the Covenantor and either the Corporation or Vocera shall prohibit or restrict the Covenantor from (i) voluntarily communicating with an attorney retained by the Covenantor, (ii) voluntarily communicating with any law enforcement, government agency, including the, the Equal Employment Opportunity Commission, or a local commission on human rights, or any self-regulatory organization regarding possible violations of Law, in each case without advance notice to the Corporation, or otherwise initiating, testifying, assisting, complying with a subpoena from, or participating in any manner with an investigation conducted by such government agency, (iii) disclosing any Company Information to a court or other administrative or legislative body in response to a subpoena, provided that the Covenantor first promptly notifies and provides the Corporation with the opportunity to seek, and join in its efforts at the sole expense of the Corporation, to challenge the subpoena or obtain a protective order limiting its disclosure, or other appropriate remedy, or (iv) filing or disclosing any facts necessary to receive unemployment insurance, Medicaid or other public benefits to which the Covenantor is entitled.

3.11 Reasonable Constraints. The Covenantor agrees that Sections 3.1, 3.2, 3.3 and 3.4, including the provisions relating to duration, geographical area, and scope, are reasonable and necessary to protect and preserve the Corporation’s legitimate business interests and the value of Vocera and its respective businesses, and to prevent an unfair advantage from being conferred on Covenantor.

3.12 Further Acknowledgements. The Covenantor acknowledges and agrees that (a) Vocera’s reputation and goodwill are an integral part of their business success; (b) if the Covenantor deprives Vocera of any such goodwill in competition with Vocera in a manner inconsistent with the restrictions set forth in this Agreement, the Corporation and Vocera may be deprived of the benefits they bargained for pursuant to the Merger Agreement; and (c) by virtue of the Merger Agreement, the Corporation is purchasing the trade secrets, including but not limited to, customer/client identities, confidential information and business practices, of Vocera, which are protectable business interests that could be deprived of value if the Covenantor takes actions inconsistent with this Agreement.

4. Repayment of Certain Amounts in the Event of Breach. In the event Covenantor breaches Section 3.1 of this Agreement, Covenantor acknowledges and agrees that Covenantor shall repay to the Corporation the portion of the Company PSU Payment set forth on Schedule A hereto, which payment must be made by Covenantor to the Corporation within thirty (30) calendar days immediately following the date of such breach.

5. Miscellaneous.

5.1 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing, shall be deemed duly given when delivered personally, when sent by confirmed electronic mail (provided, that such confirmation is not automated), one (1) Business Day after being sent by overnight courier service (providing written proof of delivery) or three (3) Business Days after being mailed by certified or registered mail, return receipt requested, with postage prepaid to the persons at the addresses set forth below:

If to Covenantor, to the address on file with Vocera or the Corporation, as applicable.

If to the Corporation:

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

Telephone No.: (269) 385-2600

Email: generalcounsel@stryker.com

Attention: General Counsel

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606

Telephone No.: (312) 407-0784

Email: richard.witzel@skadden.com

Attention: Richard C. Witzel, Jr.

provided, that each party hereto shall promptly notify the other parties hereto in writing of any change in its contact information, which revised contact information shall thereafter be used for the purposes of this Section 5.1 until further revised.

5.2 Assignment; Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, and assigns. This Agreement and the rights hereunder are not assignable by any party hereto unless such assignment is consented to in writing by the other parties hereto; provided, however, that the Corporation may assign any or all of its rights, together with its obligations hereunder, to any of its affiliates or to any successor to all or a portion of its assets.

5.3 Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties, supersedes all prior agreements and understandings relating to the subject matter hereof.

5.4 Amendment and Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement will be binding unless executed in writing by the party or parties to be bound thereby. Except as otherwise provided in this Agreement, any failure of any party hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party hereto entitled to the benefits thereof only by a written instrument signed by the party hereto granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

5.5 Interpretation. In this Agreement, unless the context otherwise requires: (a) words of the masculine or neuter gender will include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number will each include, as applicable, the singular number or the plural number; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term; (d) any agreement or Law defined or referred to herein or in any agreement that is referred to herein means such agreement or Law as from time to time amended, modified or supplemented, including (in the case of agreements) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein; and (e) the headings of the Sections of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of this Agreement.

5.6 Governing Law; Venue; Waiver of Jury Trial. This Agreement, and all actions, claims, matters, Proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of, relating to or based on this Agreement shall be governed by the Laws of the State of Delaware applicable to agreements made and to be performed within such State, without regard to the conflict of laws principles of such State to the extent that the application of the Laws of another jurisdiction would be required. The parties hereto do hereby irrevocably consent and submit to the sole and exclusive venue and jurisdiction of any federal court located in Wilmington, Delaware (or, if such court lacks jurisdiction, any state court located in Wilmington, Delaware) for such relevant matters, and further agree that, in the event of any action or suit as to any relevant matters among the parties, service of process may be made upon the other parties by mailing a copy of the summons and/or complaint to the other parties at the addresses set forth herein. Each party further waives any objection that it may now or hereafter have to the venue of any such action, Proceeding or counterclaim in any such court or that such action, Proceeding or counterclaim was brought in an inconvenient forum and agrees not to plead or claim the same; and agrees that it will not bring any action, Proceeding or counterclaim relating to any relevant matter hereby in any court other than the aforesaid courts. Notwithstanding anything to the contrary contained herein, the parties may seek to enforce any final judgment of any such federal or state court residing in Wilmington, Delaware in any other jurisdiction in any manner provided by applicable Law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING DIRECTLY OR INDIRECTLY TO ANY RELEVANT MATTERS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6.

5.7 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Corporation shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against Covenantor, this being in addition to any other remedy to which they are entitled at law or in equity. Covenantor agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief. In the event that the Corporation seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security or to prove actual damages in connection with any such injunction or other order, decree, ruling or judgment.

5.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Further, this Agreement may be executed by transfer of an originally signed document by facsimile or e-mail in PDF format, each of which will be as fully binding as an original document.

5.9 Severability. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Except as otherwise set forth in Section 3.5 hereof, any illegal or unenforceable term will be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement will then be fully enforceable.

5.10 Closing Date. This Agreement shall become effective upon the Closing Date. This Agreement shall terminate and be of no further force or effect upon the termination of the Merger Agreement in accordance with its term

5.11 Expenses. All fees and expenses incurred in connection with this Agreement and the transaction contemplated hereby shall be paid by the party incurring such fees.

5.12 Representations of Covenantor. The Covenantor represents and warrants to the Corporation as of the date of this Agreement and as of the Closing Date that Covenantor has the requisite capacity and authority to execute and deliver this Agreement and to perform his respective obligations hereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

Covenantor:
[__________]

___________________________________

Corporation: Stryker Corporation, a Michigan corporation

By:	/s/ Andy Pierce
Andy Pierce
Group President, MedSurg and Neurotechnology

Shedule A

Name of Covenantor	Portion of Company PSU Payment Subject to Repayment by Covenantor Upon Breach